Mail Stop 4561

November 5, 2008

Mr. Robert S. Hull
Chief Financial Officer
GMAC LLC
200 Renaissance Center
PO Box 200
Detroit, MI  48265-2000

      **Re:**    **GMAC LLC**
               **Form 10-K for the Fiscal Year Ended December 31, 2007**
               **Form 10-Q for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008**
               **File No.  1-03754**

Dear Mr. Hull:

We have reviewed your response dated August 20, 2008 to our comment letter dated August 7, 2008.  Please provide us with the following additional information:

Form 10-K for the Year Ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.  Description of Business and Significant Accounting Policies

Loans Held for Sale, page 90

1.      We note your response to comment 3 from our letter dated August 7, 2008 in which you state, "We define foreseeable future as the longest reasonably reliable net income, liquidity and capital forecast period."  As such, without defining the "foreseeable future" for accounting policy purposes in a specific time frame, it is

unclear how you could positively assert that you have the intent and ability to
hold the transferred loans for the foreseeable future.  Please address the following
in this regard:

- tell us and disclose in future filings the time frame, in numerical terms, you
  have used in defining "foreseeable future" for purposes of classifying loans as
  held-for-investment (HFI) or held-for–sale (HFS).  Please specifically discuss
  each loan category separately if it differs by loan category.  Additionally, to
  the extent that this time period has changed over the past few years, please
  discuss the changes and why;

- in the event you consider a range of  periods for each of the three factors – net
  income, liquidity and capital – please tell us and disclose in future filings how
  you determine which specific point in these ranges is most representative of
  your foreseeable future;

- among each of the three factors considered, which is considered to be more
  conclusive in your determination of the foreseeable future; and

- we note from your response that the forecasting process includes monthly net
  income, weekly liquidity, and periodic capital forecast preparations. Given
  that the three factors are evaluated over different time horizons, tell us how
  that is factored in defining the foreseeable future over the longest reasonably
  reliable net income, liquidity and capital forecast period.

2.    We note your response to comment 3 from our letter dated August 7, 2008 in
      which, on page 5, you discuss your use of Expected Liquidity Reports ("ELR") to
      determine your liquidity and funding needs over a rolling twelve-month period.
      Additionally, we note your transfer of $1.5 billion and $2.3 billion of loans back
      to held-for-sale (HFS) from held-for-investment (HFI), during the quarter ended
      March 31, 2008 and June 30, 2008, respectively and the total loss of $732.5
      million recorded on the transfers.  Please respond to the following:

- tell us in more detail about the specific unanticipated liquidity needs that arose
  and necessitated a change from the HFI to HFS for the loans transferred back
  to HFS.  Please ensure your response discusses the differences in
  assumptions/expectations from the immediately preceding ELR reports and
  the timing of when the assumptions changed;

- tell us how you determined that only the $3.8 billion of loans should have
  been transferred to HFS based on your updated ELR analysis. As part of your
  response, please tell us if there were any differences in type or quality of loans
  transferred back to HFS as compared to the ones remaining in your HFI

portfolio.  Additionally, please tell us if you have sold all of the loans that were transferred back to HFS; and

- tell us whether you transferred any additional loans from HFI to HFS during the third quarter of 2008, and the circumstances surrounding those transfers.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,


Amit Pande
Assistant Chief Accountant